Consolidated Financial Statements

FRONTEER GOLD INC.
(FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)

Six months ended June 30, 2010 and 2009

(Expressed in thousands of Canadian dollars)

FRONTEER GOLD INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars - unaudited)

	June 30,	December 31,
	2010	2009
Assets
Current assets:
Cash	$112,912	$56,682
Short-term deposits	69,094	90,630
Restricted cash	-	589
Accounts receivable and other	1,457	1,411
	183,463	149,312
Property & equipment	5,618	5,363
Long term investments (Note 6)	5,786	16,662
Reclamation deposits	3,771	3,578
Exploration properties and deferred exploration expenditures (Note 7)	343,881	332,739
Equity investments in Turkish Properties (Note 8)	1,779	13,530
	$544,298	$521,184
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,173	$4,155
Due to joint venture partner	1,579	541
Asset retirement obligations	52	123
	5,804	4,819
Due to joint venture partner	201	201
Asset retirement obligations	1,055	1,057
Future income taxes	49,035	50,180
Other long-term liability (Note 8)	5,159	-
Shareholders' Equity
Share capital (Note 9)	429,688	425,397
Contributed surplus	34,976	31,278
Accumulated other comprehensive income (loss)	1,112	(712)
Retained earnings	17,268	8,964
	483,044	464,927
	$544,298	$521,184

Nature of operations (Note 1)
Commitments (Note 10)
Subsequent events (Note 6)

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board of Directors:

"Jo Mark Zurel"	"George Bell"
Director	Director

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Operating expenses:
Stock-based compensation	$832	$826	$4,316	$3,256
Wages and benefits	1,259	1,560	2,686	2,788
Office and general	893	1,074	1,753	1,585
Property investigation	266	582	1,284	1,095
Professional fees	697	404	1,113	986
Write-down of exploration properties and deferred exploration expenditures (Note 7)	-	614	810	614
Investor relations, promotion and advertising	423	494	677	816
Listing and filing fees	81	107	230	258
Amortization	116	78	222	211
Liability accretion	44	14	88	29
Disposal of capital assets	78	(29)	75	54
Site restoration	12	-	12	-

Loss from operations	4,701	5,724	13,266	11,692

Other income (expenses):
Gain on sale of equity investment in Turkish properties (Note 8)	-	-	18,758	-
Interest income	744	1,268	1,524	2,062
Other income	220	29	307	51
Foreign exchange gain (loss)	(680)	4,066	68	2,814
Change in fair value of financial instruments	-	409	-	409
Equity loss of Aurora Energy Resources Inc.	-	-	-	(904)
Equity loss from Turkish Properties	(49)	-	(67)	7
Loss on sale of mineral property	(108)	-	(108)	-
Gain (loss) on sale of long-term investments (Note 6)	2,238	-	(1,503)	-

	2,365	5,772	18,979	4,439

Income (loss) before income taxes	(2,336)	48	5,713	(7,253)

Current income tax expense	-	-	-	-
Future income tax recovery	882	1,438	2,591	3,287

	882	1,438	2,591	3,287

Net income (loss) for the period	$(1,455)	$1,486	$8,304	$(3,966)

Earnings (loss) per common share, basic	$(0.01)	$0.01	$0.07	$(0.04)
Earnings (loss) per common share, diluted	$(0.01)	$0.01	$0.07	$(0.04)

Weighted average number of common shares outstanding
Basic	120,244	117,554	120,035	105,476
Diluted	120,244	122,272	125,155	105,476

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in thousands of Canadian dollars - unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Cash provided (used for):
Operating activities:
Net income (loss) for the period	$(1,455)	$1,486	$8,304	$(3,966)
Items not affecting cash:
Stock-based compensation	832	826	4,316	3,256
Sale of investments	(2,238)	-	1,503	-
Write-down of exploration properties and deferred exploration expenditures	-	614	810	614
Amortization	116	78	222	211
Sale of mineral property	108	-	108	-
Liability accretion	44	14	88	29
Equity income from Turkish properties	49	-	67	(7)
Equity in loss of Aurora Energy Resources Inc.	-	-	-	904
Disposal of capital assets	78	(29)	75	54
Foreign exchange	680	(4,066)	(68)	(2,814)
Change in fair value of financial instruments	-	(409)	-	(409)
Future income taxes	(882)	(1,438)	(2,591)	(3,287)
Gain on sale of properties	-	-	(18,758)	-
Changes in non-cash working capital:
Accounts receivable and other	(41)	6	(17)	(352)
Accounts payable and accrued liabilities	1,414	778	7	(2,223)
Amounts due from related parties	-	(85)	-	-

Cash used in operating activities	(1,295)	(2,225)	(5,934)	(7,990)

Financing activities:
Cash received on exercise of options	2,041	242	2,544	286
Share issue costs	-	(21)	-	(211)

Cash provided by financing activities	2,041	221	2,544	75

Investing activities:
Change in accounts receivable and other	(46)	(91)	(29)	(229)
Change in accounts payable and accrued liabilities	1,011	(287)	10	(1,446)
Cash acquired in acquisition of Aurora	-	(222)	-	1,993
Reclamation expenditures incurred	(37)	-	(72)	-
Maturity of short-term deposits	-	2,343	22,803	4,601
Purchase of investments	-	(3,060)	(2,250)	(3,060)
Proceeds from sale of investments	19,690	-	34,124	-
Proceeds from sale of equity investments in Turkish properties	-	-	16,562	-
Reclamation bonds	(269)	(136)	(160)	(136)
Due to joint venture partners	(488)	-	1,038	-
Purchase of equipment	(304)	(236)	(804)	(442)
Acquisition of mineral properties (Note 5)	(4,763)	-	(4,763)	-
Cash received on sale of mineral property	359	-	359	-
Investment in Turkish Properties	(598)	(61)	(844)	(79)
Interest in exploration properties and deferred exploration expenditures	(7,885)	(5,300)	(10,204)	(7,604)
Recovery of deferred exploration expenditures	2,718	1,699	3,446	2,576

Cash provided by (used in) investing activities	9,388	(5,351)	59,216	(3,826)

Effect of exchange rate difference on cash	1,520	211	404	155

Increase (decrease) in cash	11,654	(7,144)	56,230	(11,586)

Cash, beginning of period	101,258	26,500	56,682	30,942

Cash, end of period	$112,912	$19,356	$112,912	$19,356

Non-cash investing and financing activities:
Common stock issued upon acquisition of Aurora	$-	$13,939	$-	$101,329
Fair value of options issued upon acquisition of Aurora	$-	$-	$-	$3,022
Common stock of Alamos Gold received upon sale of Turkish assets	$-	$-	$20,416	$-

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders' Equity
(Expressed in thousands of Canadian dollars, except share amounts - unaudited)

	Common Shares
				Accumulated Other
				Comprehensive	Retained earnings	Total Shareholders'
	Shares	Amount	Contributed Surplus	Income (Loss)	(accumulated deficit)	Equity
	#	$	$	$	$	$

Balance as at December 31, 2008	83,551,050	321,201	23,731	-	(6,397)	338,535

Shares issued in Aurora acquisition	34,940,890	101,329	-	-	-	101,329
Share issue costs	-	(211)	-	-	-	(211)
Recognition of future income tax effect of share issue costs	-	57	-	-	-	57
Exercise of stock options	245,125	485	(199)	-	-	286
Stock-based compensation	-	-	7,275	-	-	7,275
Other comprehensive income	-	-	-	2,354	-	2,354
Recognition of future tax liability on long term investments	-	-	-	(350)	-	(350)
Net loss for the period	-	-	-	-	(3,966)	(3,966)

Balance as at June 30, 2009	118,737,065	422,861	30,807	2,004	(10,363)	445,309

Exercise of stock options	972,021	2,536	(874)	-	-	1,662
Stock-based compensation	-	-	1,345	-	-	1,345
Other comprehensive loss	-	-	-	(3,170)	-	(3,170)
Recognition of future tax liability on long term investments	-	-	-	454	-	454
Net income for the period	-	-	-	-	19,327	19,327

Balance as at December 31, 2009	119,709,086	425,397	31,278	(712)	8,964	464,927

Exercise of stock options	942,122	4,291	(1,748)	-	-	2,543
Stock-based compensation	-	-	5,446	-	-	5,446
Other comprehensive income	-	-	-	2,085	-	2,085
Recognition of future tax liability on long term investments	-	-	-	(261)	-	(261)
Net income for the period	-	-	-	-	8,304	8,304

Balance as at June 30, 2010	120,651,208	429,688	34,976	1,112	17,268	483,044

Consolidated Statement of Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars - unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Net income (loss) for the period	$(1,455)	$1,486	8,304	(3,966)
Other comprehensive items:
Unrealized gains on long-term investments, net of taxes	434	1,985	986	2,004
Reclassification of loss on disposal of investment included in net income	-	-	(838)	-

Total comprehensive income (loss)	$(1,021)	$3,471	8,452 $	(1,962)

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

1.	NATURE OF OPERATIONS

Fronteer Gold Inc. (formerly Fronteer Development Group Inc.) (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Notes 7 and 8).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited consolidated financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 - Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards. Section 1582 also specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions initially at fair value, a requirement to measure non-controlling interests initially at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The changes resulting from adoption of these sections will be applied prospectively from January 1, 2010 to any applicable business combinations.

3.	CAPITAL DISCLOSURES

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed to various degrees of financial instrument related risks. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining the majority of its cash and cash equivalents, and short-term deposits with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s cash and equivalents are invested in business bank accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments. The Company’s financial liabilities have varying maturities: i) accounts payable and accrued liabilities are payable within a 90 day period and are to be funded from cash on hand, ii) amounts due to joint venture partners have an indeterminate maturity as they are based on the Company’s Long Canyon project.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar, based on US dollar denominated financial instruments outstanding at June 30, 2010, is summarized in the table below (in thousands):

	As at June 30, 2010
	10% increase in USD	10% decrease in USD
	(in ‘000s)	(in ‘000s)
(Increase) decrease in net income and comprehensive income	$2,615	($2,378)

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (continued)

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at June 30, 2010, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net income (in thousands) by $2,416 (December 31, 2009 - $385), based on cash and cash equivalents and short term deposits held on that date. There would be no significant effect on other comprehensive income.

The Company’s financial liabilities are not exposed to interest rate risk.

Commodity Price Risk

The value of the Company’s mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold and uranium.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities approximates their estimated fair value.

The fair value of the asset retirement obligations are determined when they are incurred by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of its investments at less than favorable prices. Additionally, the Company marks its long term investments in equity securities and investments in share purchase warrants to market at each reporting period. This process could result in significant write downs of the Company’s investments over one or more reporting periods, particularly during periods of declining resource equity markets.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

5.	ACQUISTION OF NEVADA EAGLE RESOURCES

On April 23, 2010 the Company acquired 100% of the outstanding limited liability company interests in Nevada Eagle Resources, LLC (“Nevada Eagle”) from Gryphon Gold Corporation for cash consideration of US$4,750,000 ($4,763,000 Canadian dollars). The Company has accounted for the business combination as a purchase transaction with the Company as the acquirer of Nevada Eagle. The Company has consolidated the assets and operations acquired from the date of acquisition.

The allocation of the purchase price has not been finalized as at the date these financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired. A provisional allocation of the purchase price is as follows:

In $ ‘000s
Purchase consideration	4,763

Fair value of business acquired	4,763

The preliminary purchase price allocation is as follows:

In $ ‘000s
Exploration properties and deferred exploration expenditures	4,763
4,763

The Company’s management anticipates that there will be no resulting goodwill.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

6.	LONG TERM INVESTMENTS

The Company, from time to time, may make strategic investments in other publicly traded entities. These investments are treated as long-term investments and may take the form of common shares and share purchase warrants.

For accounting purposes, the Company has determined that any share purchase warrants held are derivative financial instruments and any change in fair value is included in earnings for the period. The fair value of share purchase warrants is measured using the Black-Scholes option pricing model. Any common shares (equities) held are designated as available-for-sale and any change in fair value is included in other comprehensive income, until such time as the common shares are sold or otherwise disposed of at which time any gains or losses will be included in earnings for the period.

Inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement are summarized in the three level hierarchy below:

-	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities
-	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
-	Level 3 – Inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments with the fair value hierarchy as at June 30, 2010, and December 31, 2009 (in thousands):

	Financial assets at fair value as at June 30, 2010
	Level 1	Level 2	Level 3	Total
Equities	5,786	-	-	5,786
Share purchase warrants	-	-	-	-
	5,786	-	-	5,786

	Financial assets at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
Equities	4,250	-	-	4,250
Share purchase warrants	-	12,412	-	12,412
	4,250	12,412	-	16,662

During the six months ended June 30, 2010, the Company sold certain of its equity investments and share purchase warrants recording a loss on sale of $1,503,364 (six months ended June 30, 2009 - $nil).

Subsequent to June 30, 2010, the Company completed two transactions with Rae Wallace Mining Inc. (“Rae Wallace”). By way of a non-brokered private placement, the Company acquired 2,000,000 units of Rae Wallace at US$0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of Rae Wallace for US$0.375 per share until September 30, 2012.

The Company also paid US$150,000 for a three year option to earn a 51% interest in up to two properties within a 23,500 square kilometer area that Rae Wallace currently owns or acquires, within the next three years. To earn a 51% interest in a property, the Company must spend the greater of US$150,000 or three times Rae Wallace’s expenditures on the property, from the date of our agreement. In addition, should Rae Wallace wish to joint venture any other project in this area of interest, it must first offer the joint venture opportunity to the Company.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total	Additions	Recoveries	Write-	Disposals	Transfer to	Total
	December			downs		Equity	June 30,
(in thousands)	31, 2009					Interest	2010
	$	$	$	$	$	$	$
USA
(Note 7 (a))
Northumberland	80,147	1,592	-	-	-	-	81,739
Long Canyon	15,870	7,209	(3,446)	-	-	-	19,633
Eastern Great Basin	55,438	270	-	-	-	-	55,708
Sandman	22,497	191	-	-	-	-	22,688
Zaca	45,957	18	-	-	-	-	45,975
Carlin –Cortez	2,163	45	-	(810)	-	-	1,398
Other	16,539	5,345	-	-	(567)	-	21,317
	238,611	14,670	(3,446)	(810)	(567)	-	248,458

CANADA
(Note 7 (b))
Michelin Main	50,900	878	-	-	-	-	51,778
Jacques Lake	13,918	41	-	-	-	-	13,959
CMB	20,346	-	-	-	-	-	20,346
Other	8,701	393	-	-	-	-	9,094
	93,865	1,312	-	-	-	-	95,177

TURKEY
(Note 7 (c))
TV Tower	36	55	-	-	-	(91)	-
Isper	167	5	-	-	-	-	172
Aktarma	57	7	-	-	-	-	64
Yuntdag	3	7	-	-	-	-	10
	263	74	-	-	-	(91)	246
	332,739	16,056	(3,446)	(810)	(567)	(91)	343,881

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(in thousands)	USA	Canada	Turkey	Total

December 31, 2009	$238,611	$93,865	$263	$332,739

Acquisition of Nevada Eagle (Note 5)	4,763	-	-	4,763

2010 expenditures:
Acquisition costs	7	2	-	9
Assaying & geochemical	329	7	2	338
Camp & field costs	212	181	-	393
Claim maintenance and advance royalty fees	793	-	-	793
Drilling	3,814	-	-	3,814
Engineering studies	1,137	73	-	1,210
Environmental	207	155	-	362
Geophysics	163	-	-	163
Transportation	79	101	8	188
Wages, consulting and management fees	2,775	687	11	3,473
Other	391	106	53	550
	14,670	1,312	74	16,056

Exploration costs written-off	(810)	-	-	(810)
Recoveries	(3,446)	-	-	(3,446)
Transfer to Equity Interest	-	-	(91)	(91)
Disposals	(567)	-	-	(567)
	(4,823)	-	(91)	(4,914)

June 30, 2010	248,458	95,177	246	343,881

(a)	USA

The Northumberland Project

The Northumberland deposit is located in northern Nye County in central Nevada, and is owned 100% by the Company.

A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays annual advance royalties of US$20,000 to the lessor. These payments are credited against a 4% Net Smelter Return (“NSR”) royalty from minerals produced from the claims. None of the existing deposits at Northumberland are situated on these claims.

In addition, a small portion (less than 1%) of the area on which the Northumberland Project deposits are currently located are subject to an NSR royalty of 1% payable to third party lessors.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Long Canyon Project

The Long Canyon Property is located in northeastern Nevada.

In 2006, the Company entered into a joint venture agreement for the Long Canyon Project with AuEx Ventures (“AuEx”) whereby the two parties combined their land positions in the Long Canyon area. The Company was obligated to spend $5 million of exploration expenditures within a five year period (completed September 2008) to earn a 51% interest in the project.

Both the Company and AuEx reserve a 3% NSR royalty on the claims they each contributed to the venture.

Sandman Project

The Sandman Project which is owned 95% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont Mining Corporation (“Newmont”) beginning in September 1997.

Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company was required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. These lease payments will now be paid by Newmont. Sandman is also subject to NSR royalties on various of its mineral claims ranging from 1% to 6%.

In June 2008 the Company and Newmont signed a two phase option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. As part of phase two, Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development.

Provided that Newmont completes its phase two earn-in requirements, Newmont is entitled to recover US$3,750,000 from 90% of the Company's share of production, less production costs, until that amount is recovered in full. The Company can elect to have Newmont arrange financing for its 40% share of ongoing development costs. Newmont must obtain repayment of the amount advanced, plus interest, solely from up to 80% of the Company's share of production, less production costs. The Company retains a 2% NSR royalty on production of the first 310,000 ounces at Sandman.

Other Eastern Great Basin Properties - KB, Tug, Gollaher Mountain and Loomis Mountain

The EGB Properties are located in northeastern Nevada and northwestern Utah. The EGB Properties consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state mineral leases and leased fee lands. A portion of the fee lands in the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. The TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% to 5%.

In May 2009, the Company granted an option for a period of three years to Enexco International Inc. ("EIC") to acquire up to a 51% interest in certain of the Company's Loomis Mountain claims. To earn a 51% interest, EIC must incur a minimum of 11,000 metres of drilling and spend an additional US$300,000 on exploring the claims. If after formation of a joint venture, either party's interest dilutes to below 10%, their interest will be converted to a 2% NSR royalty.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Zaca Project

The Zaca Project, owned 100% by the Company, is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement.

There is a 5% NSR royalty payable on certain of the Zaca claims.

Carlin Cortez Trends Project

The Carlin-Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The majority of the land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, of which it owns 100% of the mineral rights.

A portion of the unpatented claims comprising the Carlin-Cortez Trends Project, are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

Nevada Eagle Properties (Note 5)

The Nevada Eagle properties acquired in April 2010 include 52 prospective gold properties covering over 70 square miles of gold trends primarily in Nevada. The properties consist of 100% owned properties, properties under lease and option agreements, and properties subject to NSR royalty. Properties under lease and option agreements have an aggregate of US$519,250 in annual payments to Nevada Eagle. NSR royalty provisions payable to Nevada Eagle range from 2% to 6% on the various properties.

(b)	Canada

The Labrador Properties (Michelin Main, Jacques Lake and CMB) consist of a series of uranium deposits and occurrences, located in the Central Mineral Belt of central Labrador, Canada, and are owned 100% by Aurora Energy Resources Inc (“Aurora”), a wholly owned subsidiary of the Company. The Properties are subject to a 2% NSR royalty owing to an independent third party. In 2009, the Company acquired a 100% interest in Aurora.

(c)	Turkey

The Company owns a 40% interest in each of the Pirentepe, TV Tower and Dedidagi projects, located in northwest Turkey. Costs for the Pirentepe project have been written off in prior years due to uncertain future plans for the property.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

8.	EQUITY INVESTMENTS IN TURKISH PROPERTIES

Halilaga and TV Tower Properties

The Company owns 40% of the Halilaga project through a 40% ownership stake in a Turkish company, controlled by (60%) a Turkish subsidiary ("TMST") of Teck Resources Limited. A separate Turkish company, also owned 40% by the Company, holds other minor mineral interests in northwestern Turkey, including the TV Tower property. The Company accounts for these investments as equity investments.

Under the equity method of accounting , the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity income from Turkish Properties”, respectively. For the Halilaga and TV Tower properties the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”.

Agi Dagi and Kirazli Properties

In December 2009, the Company, Teck Resources Limited and TMST announced they entered into a definitive agreement with Alamos Gold Inc. (“Alamos”) providing for the sale of 100% of the Agi Dagi and Kirazli projects. On January 6, 2010, the Company announced that it had completed the sale of its Agi Dagi and Kirazli gold projects to Alamos. Total consideration received was comprised of US$40 million and 4 million shares of Alamos, which was split pro-rata based on respective ownership percentage.

Should the Agi Dagi and Kirazli properties go into production, the Company retains an obligation to TMST to pay a production bonus of US$10 per ounce of gold from the originally defined resource areas at Agi Dagi and Kirazli, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli. Accordingly the Company has recorded a long-term liability equal to the discounted fair value of the production bonus payable in future years should the Agi Dagi and Kirazli projects go into production. This long term liability has reduced the gain the Company has recognized on the sale of the Agi Dagi and Kirazli properties.

9.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

Stock Option Plans:

Fronteer Employee Stock Option Plan

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non- assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

9.	SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	6,953,400	$6.55
Options granted	2,845,000	4.45
Options exercised	(641,250)	2.65
Options forfeited	(102,500)	4.03
Balance, June 30, 2010	9,054,650	$6.20

Options exercisable at June 30, 2010 totaled 6,181,525 (December 31, 2009 – 5,017,358).

At June 30, 2010, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

			Weighted		Weighted average
	Number of	Weighted average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
		(in years)	$		$
$2.00 to $2.99	30,000	8.72	2.89	15,000	2.89
$3.00 to $3.99	2,275,000	8.68	3.13	1,460,000	3.12
$4.00 to $4.99	2,878,750	9.10	4.37	1,185,000	4.38
$5.00 to $5.99	195,000	9.14	5.68	63,750	5.52
$6.00 to $6.99	728,400	0.86	6.50	728,400	6.50
$8.00 to $8.99	1,517,500	7.27	8.07	1,299,375	8.07
$9.00 to $9.99	130,000	2.25	9.46	130,000	9.46
$10.00 to $10.99	355,000	1.76	10.20	355,000	10.20
$11.00 to $11.99	60,000	2.41	11.10	60,000	11.10
$14.00 to $14.99	835,000	1.67	14.24	835,000	14.24
$16.00 to $16.99	50,000	1.80	16.09	50,000	16.09
	9,054,650	6.87	6.19	6,181,525	7.05

Aurora Energy Resources Inc. – Stock Option Plan:

Effective April 21, 2009, the Company assumed the Aurora Stock Option Plan, however no further issuances of stock options will occur. Stock options outstanding at the date of acquisition will continue to vest under the original grant date terms. Stock options outstanding under the Aurora Stock Option Plan are exercisable into common shares of Fronteer based on the conversion ratio of 0.825 of a Fronteer common share for each Aurora stock option exercised.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

9.	SHARE CAPITAL (continued)

The summary below presents all stock option transactions and options outstanding after factoring in the conversion ratio for the Aurora Stock Option Plan:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	4,762,452	$7.73
Options exercised	(300,872)	2.78
Options forfeited	(96,525)	15.90
Balance, June 30, 2010	4,365,055	$7.89

Options exercisable at June 30, 2010 totaled 3,837,593 (December 31, 2009 – 4,028,194).

At June 30, 2010, under the Aurora Stock Option Plan after factoring in the conversion ratio the table below presents stock options issued and outstanding and exercisable:

		Weighted	Weighted		Weighted average
	Number of	average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
		(in years)	$		$
$1.00 to $1.99	24,752	3.28	1.99	8,250	2.36
$2.00 to $2.99	1,282,577	3.34	2.76	771,617	2.78
$4.00 to $4.99	1,343,376	0.64	4.36	1,343,376	4.36
$6.00 to $6.99	82,500	1.09	6.16	82,500	6.16
$7.00 to $7.99	41,250	1.13	7.45	41,250	7.45
$9.00 to $9.99	206,250	1.15	9.19	206,250	9.19
$11.00 to $11.99	303,600	1.26	11.10	303,600	11.10
$14.00 to $14.99	41,250	1.34	14.55	41,250	14.55
$16.00 to $16.99	206,250	1.39	16.05	206,250	16.05
$17.00 to $17.99	610,500	1.71	17.42	610,500	17.42
$18.00 to $18.99	94,875	1.84	18.82	94,875	18.82
$19.00 to $19.99	107,250	1.71	19.77	107,250	19.77
$21.00 to $21.99	20,625	1.85	21.85	20,625	21.85
	4,365,055	1.78	7.89	3,837,593	8.61

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

9.	SHARE CAPITAL (continued)

Acquisition Stock Option Plan – NewWest Gold Corporation:

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NWG options with Fronteer stock options.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	19,500	$9.62
Options expired	-	-
Balance, June 30, 2010	19,500	$9.62

Options exercisable at June 30, 2010 totaled 19,500 (December 31, 2009 – 19,500).

At June 30, 2010, under the Acquisition Stock Option Plan the Company had stock options issued and outstanding, and exercisable as follows:

	Number of	Weighted average	Weighted
	options	remaining	Average Exercise
Price	outstanding	contractual life	Price
$9.62	19,500	2.24 years	$ 9.62

Stock-based compensation:

For the period ended June 30, 2010, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options.

The fair value of options granted during the period ended June 30, 2010 ranged from $2.84 to $3.87 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	June 30,	December 31,
	2010	2009
Risk free interest rate	2.96% to 3.36%	1.43% to 2.33%
Expected life	5.25 to 6.29 years	3.7 to 4.8 years
Expected volatility	76.2% to 78.8%	78.9% to 81.6%
Expected dividend yield	0.0%	0.0%

For the period ended June 30, 2010, the Company has capitalized a total of $1,129,739 (2009 - $975,261) of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $4,315,798 (2009 - $3,255,653) of stock-based compensation expense.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the six months ended June 30, 2010 and 2009 (unaudited)

10.	COMMITMENTS

The Company has entered into operating leases for premises and office equipment. Total minimum operating lease commitments approximate $4,226,171. Minimum rental commitments for the following years are as follows (in thousands):

Year	Amount
$
2010	674
2011	1,116
2012	775
2013	476
2014	254
Subsequent to 2014	931
4,226

The company is also responsible for its share of property taxes and operating costs on office premises leases.

11.	SEGMENTED INFORMATION

Geographical segmented information:

The Company has four geographical segments: Canada, United States, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its exploration properties and deferred exploration expenditures and have been disclosed in Notes 7 and 8. The net income (loss) (in thousands) relating to the operations in Canada, United States, Mexico and Turkey totaled ($9,364), ($2,052), ($44) and $19,764 respectively for the six months ended June 30, 2010.

CORPORATE INFORMATION

Corporate Head Office - Vancouver	Directors
1650 – 1055 West Hastings Street	Oliver Lennox-King, Chairman
Vancouver, British Columbia	Mark O’Dea
Canada V6E 2E9	George Bell
Scott Hand
Phone: 604-632-4677	Lyle Hepburn
Fax: 604-632-4678	Donald McInnes
Website: www.fronteergold.com	Jo Mark Zurel
Email: info@fronteergold.com

Information Office - Toronto	Officers and Management
80 Richmond St. West, 12th Floor	Mark O’Dea, President & Chief Executive Officer
Toronto, Ontario	Troy Fierro, Chief Operating Officer
Canada	Sean Tetzlaff, Chief Financial Officer & Corporate Secretary
Phone: 416-362-5556	Ian Cunningham Dunlop, Vice President, Exploration
Fax: 416-362-3331	Jim Lincoln, Vice President, Operations
John Dorward, Vice President, Business Development
Exploration Office - US	Chris Lee, Chief Geoscientist
1031 Railroad St.
Elko, Nevada	Registrar and Transfer Agents
89801-3975	Equity Transfer and Trust Company
USA	400 – 200 University Avenue
Toronto, Ontario, M5H 4H1
Exploration Office - St. John's, NFLD	Canada
Suite 600, TD Place
140 Water Street	Registrar and Transfer Company
St. John's, NL	10 Commerce Drive, PO Box 1727
A1C 1K4	Cranford, NJ, 07016
USA
Auditors
PricewaterhouseCoopers LLP, Chartered Accountants	Shares Quoted
700 – 250 Howe Street	Toronto Stock Exchange: FRG
Vancouver, British Columbia, V6C 3S7	NYSE Amex FRG